MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

June 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Julie F. Rizzo, Attorney-Advisor

Re:	Media General, Inc.
Registration Statement on Form S-4
File No. 333-166573

Dear Ms. Rizzo:

Media General, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-166573) be declared effective by the Commission on June 24, 2010 at 2:00 p.m., or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely, MEDIA GENERAL, INC.

By:	/S/ JOHN A. SCHAUSS
John A. Schauss Vice President – Finance and Chief Financial Officer